FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Dated October 27, 2004

Commission File Number: 001-14666

ISPAT INTERNATIONAL N.V.

(Translation of registrant’s name into English)

15th Floor, Hofplein 20
3032 AC Rotterdam
The Netherlands
(Address of registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

SUMMARY OF INFORMATION INCLUDED IN THIS REPORT

     On October 25, 2004, Ispat International N.V. (“Ispat”) and an Ispat subsidiary entered into a merger agreement with International Steel Group Inc. (“ISG”) providing for a merger of ISG and the Ispat subsidiary. In the merger, ISG will become a wholly owned subsidiary of Ispat.

     At the effective time of the merger, ISG stockholders will be entitled to receive in exchange for each ISG common share (1) $42.00 in cash, (2) a number of Ispat Class A common shares equal to $42.00 divided by the average closing price for Ispat shares on the New York Stock Exchange for the 20 trading days ending two days prior to the effective time of the merger, up to a maximum of 1.21740 Ispat shares and a minimum of 0.95865 Ispat shares, or (3) a combination of $42.00 in cash and Ispat shares at the applicable exchange ratio. However, no more than 50% of ISG’s shares will be converted into cash and no more than 50% of ISG’s shares will be converted into Ispat shares. The receipt of Ispat stock in the merger is expected to be tax free for U.S. federal income tax purposes, and the closing of the merger is subject to the receipt of opinions of counsel to that effect.

     The transaction is subject to the completion of the acquisition of LNM Holdings N.V. by Ispat, as described in the press release announcing the transaction which was filed by Ispat on Form 6-K and Form 425 on October 25, 2004. In that transaction Ispat will change its name to Mittal Steel Company N.V. In addition, the completion of the merger is subject to approval by the stockholders of Ispat and ISG as well as regulatory approvals, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the satisfaction of customary conditions.

     In connection with the merger agreement, the controlling stockholders of Ispat and LNM Holdings entered into agreements pursuant to which, among other things, they agreed to vote for, and support, respectively, the transactions described herein. Also in connection with the merger agreement, Wilbur L. Ross, ISG’s Chairman, affiliates of Mr. Ross and Rodney Mott, ISG’s Chief Executive Officer, each entered into a support agreement with Ispat in which, among other things, they each severally agreed to vote in favor of the merger, unless the merger agreement is terminated by ISG’s board of directors, and to grant to Ispat an option to purchase their ISG shares in certain circumstances involving a termination of the merger agreement. Mr. Ross and Mr. Mott beneficially own 6.9% and 1.4%, respectively, of ISG’s common shares.

     The foregoing description of the documents referred to above does not purport to be complete and is qualified in its entirety by reference to the complete text of the documents referred to above, copies of which are filed as Exhibits 1.1 through 1.4 hereto and incorporated herein by reference.

INDEX

Exhibit 1.1	Agreement and Plan of Merger and Reorganization among Ispat International N.V., Park Acquisition Corp. and International Steel Group Inc.
Exhibit 1.2	Parent Shareholder Support Agreement between International Steel Group Inc. and Ispat International Investments, S.L.
Exhibit 1.3	Company Shareholder Support Agreement among Ispat International N.V. and Certain Stockholders of International Steel Group Inc.
Exhibit 1.4	Letter Agreement Re: LNM Transaction between Richmond Investment Holdings Limited and International Steel Group Inc.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ISPAT INTERNATIONAL N.V.
Date: October 27, 2004	By:	/s/ Henk Scheffer
		Name:	Henk Scheffer
		Title:	Company Secretary

EXHIBIT INDEX

Exhibit 1.1	Agreement and Plan of Merger and Reorganization among Ispat International N.V., Park Acquisition Corp. and International Steel Group Inc.
Exhibit 1.2	Parent Shareholder Support Agreement between International Steel Group Inc. and Ispat International Investments, S.L.
Exhibit 1.3	Company Shareholder Support Agreement among Ispat International N.V. and Certain Stockholders of International Steel Group Inc.
Exhibit 1.4	Letter Agreement Re: LNM Transaction between Richmond Investment Holdings Limited and International Steel Group Inc.